Exhibit 2.01

Disclosure of Payment by Resource Extraction Issuers

The type and total amount of such payments, by payment type listed in paragraph (d)(9)(iii) of this Item 2.01, made for each project of the resource extraction issuer relating to the commercial development of oil, natural gas, or minerals.	TRX Gold’s (the “Company’s”) main area of interest has been in the exploration and development of gold properties, with a primary focus on exploring for and developing gold properties in the United Republic of Tanzania (“Tanzania”). Tanzania remains the focus of the Company’s exploration and development activities. The Company’s primary asset is its interest in the Buckreef Gold Project, a joint venture that is 55% owned by one of the Company’s subsidiaries (TRX Gold Tanzania Limited) and 45% is owned by the State Mining Corporation (“STAMICO”), a Governmental agency of Tanzania. Below sets forth the payments made by the registrant for the categories indicated herein.
The type and total amount of such payments, by payment type listed in paragraph (d)(9)(iii) of this Item 2.01, for all projects made to each government.	Royalty - $2,296,178
Fees - $1,286,407
Taxes - $171,075
The total amounts of the payments, by payment type listed in paragraph (d)(9) (iii) of this Item 2.01.	$3,753,660 in total payments to the government agencies of The United Republic of Tanzania.
The currency used to make the payments;	All payments are remitted in Tanzanian Shilling, converted to USD at an exchange rate of 2,360 TZS:USD by using the average exchange rate of the reporting period.
The fiscal year in which the payments were made;	August 31, 2023
The business segment of the resource extraction issuer that made the payments	The Buckreef Gold Project mining operations.
The governments (including any foreign government or the Federal Government) that received the payments and the country in which each such government is located.	The United Republic of Tanzania ISO 3166-2:TZ
The project of the resource extraction issuer to which the payments relate.	Buckreef Gold Project
The particular resource that is the subject of commercial development	Gold, silver, copper
The method of extraction used in the project	Open Pit.
The major subnational political jurisdiction of the project	The United Republic of Tanzania